Exhibit 99.(b)(2)

BROOKFIELD REAL ASSETS INCOME FUND INC.

AMENDMENT NO. 1 TO BYLAWS

The Bylaws of Brookfield Real Assets Income Fund Inc. are hereby amended by adding a new Article XVI to read as follows:

ARTICLE XVI

MARYLAND CONTROL SHARE ACQUISITION ACT

Pursuant to a resolution adopted by the Board of Directors in accordance with Section 3-702(c)(4) of the MGCL, the Corporation is subject to Title 3, Subtitle 7 of the MGCL, which shall apply to any acquisition or proposed acquisition of shares of stock of the Corporation to the extent provided in such Subtitle, subject to any limitations under the Investment Company Act.

Effective Date:  October 22, 2020